UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ImClone Systems Incorporated
(Name of Subject Company)

ImClone Systems Incorporated
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share, and Associated Preferred Stock Purchase Rights
(Title of Class of Securities)
45245W109
(CUSIP Number of Class of Securities)

Andrew K. W. Powell, Esq.
Senior Vice President and General Counsel
180 Varick Street
New York, NY 10014
(646) 638-5078
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Joel A. Yunis, Esq.
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022
(212) 940-8800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2008 (as amended from time to time, the “Schedule 14D-9”) by ImClone Systems Incorporated (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Alaska Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of the Company (collectively, the “Shares”) for $70.00 per Share, net to the holder thereof in cash, without interest thereon (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated October 14, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.
The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
Item 8 (“Additional Information”) of the Schedule 14D-9 is amended and supplemented by replacing the last sentence of the fourth paragraph on page 29 under the heading “Antitrust in the United States” with the following:
“At 11:59 p.m. on Monday, November 3, 2008, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”
Item 9. Exhibits.
Item 9 (“Exhibits”) of the Schedule 14D-9 is amended and supplemented by adding the following exhibit thereto:
(a)(6) Press Release, dated November 5, 2008, issued by ImClone Systems Incorporated*

*	Filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 5, 2008

IMCLONE SYSTEMS INCORPORATED
By:	/s/ Andrew K. W. Powell
	Name:	Andrew K. W. Powell
	Title:	Senior Vice President and General Counsel